Mail Stop 0407
      							June 28, 2005

Via U.S. Mail and Fax (605) 988-1323
Mr. Gary H. Ritondaro
Chief Financial Officer
LodgeNet Entertainment Corporation
3900 West Innovation Street
Sioux Falls, South Dakota   57107

	RE:	LodgeNet Entertainment Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 0-22334

Dear Mr. Ritondaro:

      We have reviewed your supplemental response letter dated May 27, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 3, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2004

Critical Accounting Policies, page 37

1. We note your response to our prior comment 3 and your statement that the delivered equipment has stand-alone value to the customer as defined in paragraph 9a of EITF 00-21. Although your system consists of commercial off-the-shelf networking equipment, it appears to contain "proprietary" two-way digital communication software designed to facilitate interaction between the equipment located within the guest room and a headend located elsewhere in the hotel. Additionally, your service control center provides on-line diagnostic technical support without visiting the hotel property. Structurally, the form of the arrangement is similar to a hosting service as described in paragraph 1 of EITF 00-03. Tell us if the customer has the contractual right to take possession of the software at any time during the hosting period ... to run on its own hardware or contract with another party unrelated to your company to host the software. Refer to paragraph 5 of EITF 00-03.

Note 15 - Income Taxes, page F-21

2. Please supplementally provide the information that we requested in
our prior comments 9 and 10.   The information will allow us to
better understand your statement on page F-21 with respect to how changes in the valuation allowance impacted your provisions for income taxes. We may have additional questions, depending on your response.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Gary Ritondaro
LodgeNet Entertainment Corporation
June 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE